

July 20, 2020

Ching Jaw
Chief Financial Officer
Cytokinetics, Inc.
280 East Grand Avenue
South San Francisco, CA 94080

>   **Re: Cytokinetics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 4, 2020**
>   **File No. 000-50633**

Dear Mr. Jaw:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

General

1. We note that on March 3, 2020 and May 6, 2020 you posted your earnings releases on your website. Please tell us why these earnings releases were not filed in accordance with Item 2.02 of Form 8-K.

Note 4 - Fair Value Measurements, page 73

2. We note that the fair value of the liability related to the sale of future royalties is based on your current estimates of future royalties expected to be paid and are considered Level 3 inputs in the fair value hierarchy. Please revise future filings to disclose the following or tell us why such disclosure is not required:

    • Quantitative information about the significant unobservable inputs used in the fair value measurement of the liability;

- Reconciliation of the beginning and ending balances for recurring fair value measurements categorized within Level 3;
- Narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs.

Refer to ASC 820-10-50-2(bbb)(2), 50-2(c), and 50-2(g) respectively.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences